LAW OFFICES OF
GARY L. BLUM
3278 WILSHIRE BOULEVARD
SUITE 603
LOS ANGELES, CALIFORNIA 90010

GARY L. BLUM	TELEPHONE: (213) 381-7450
EMAIL: gblum@gblumlaw.com	FACSIMILE: (213) 384-1035

April 30, 2014

Ms. Mara Ransom
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, DC 20549

Re:          Frozen Food Gift Group, Inc.
Response to comment letter dated April 15, 2014
Form 8-K
Filed March 281, 2014
File No. 000-54597

Dear Ms. Ransom:

I am confirming that, in a telephone conversation yesterday, April 29, 2014, Staff Attorney Michael Kennedy agreed with me that Frozen Food Gift Group, Inc. would be granted an extension until May 6, 2014 to respond to your comment letter dated April 15, 2014.

Sincerely yours,

/s/ Gary L. Blum
Law Offices of Gary L. Blum

cc: T. Covey